SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Certified Languages International Personalizes Customer Service with CXone Mpower, dated March 11, 2025

99.2	State’s Attorney’s Office for Prince George’s County Undertakes Digital Evidence Management Transformation with AI-powered NICE Justice, dated March 13, 2025

99.3	NICE Launches CXone Mpower Orchestrator to Deliver the First True End-to-End AI Automation in Customer Service, dated March 17, 2025

99.4	NICE Named a Leader In 2024 IDC MarketScape: Worldwide Conversational Intelligence and Analytics Vendor Assessment, dated March 18, 2025

99.5	NICE Wins Overall Best of Enterprise Connect and Best Innovation in Customer Experience At Enterprise Connect 2025 For CXone Mpower Orchestrator, dated March 18, 2025

99.6	NICE Announces Strategic Alliance with Deloitte Digital to Enhance Customer Experience Workflows Through AI and Automation, dated March 25, 2025

99.7	NICE Actimize 2025 EMEA Fraud Survey Uncovers the Top Financial Fraud Types That FIs Must Prioritize, dated March 26, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Noa Farkas Gluck Title: Head of Corporate Legal Dated: April 3, 2025

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Certified Languages International Personalizes Customer Service with CXone Mpower, dated March 11, 2025

99.2	State’s Attorney’s Office for Prince George’s County Undertakes Digital Evidence Management Transformation with AI-powered NICE Justice, dated March 13, 2025

99.3	NICE Launches CXone Mpower Orchestrator to Deliver the First True End-to-End AI Automation in Customer Service, dated March 17, 2025

99.4	NICE Named a Leader In 2024 IDC MarketScape: Worldwide Conversational Intelligence and Analytics Vendor Assessment, dated March 18, 2025

99.5	NICE Wins Overall Best of Enterprise Connect and Best Innovation in Customer Experience At Enterprise Connect 2025 For CXone Mpower Orchestrator, dated March 18, 2025

99.6	NICE Announces Strategic Alliance with Deloitte Digital to Enhance Customer Experience Workflows Through AI and Automation, dated March 25, 2025

99.7	NICE Actimize 2025 EMEA Fraud Survey Uncovers the Top Financial Fraud Types That FIs Must Prioritize, dated March 26, 2025